SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

16 November 2017

 LLOYDS BANKING GROUP plc

 (Translation of registrant's name into English)

5th Floor

25 Gresham Street

London

EC2V 7HN

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Index to Exhibits

Item

No.1
Regulatory News Service Announcement, dated 16 November 2017 re: Directorate Change

16 November 2017

LLOYDS BANKING GROUP PLC
NOTIFICATION UNDER LISTING RULE 9.6.14R

Pursuant to Listing Rule 9.6.14R, Lloyds Banking Group plc (the "Company") today announces that Nick Prettejohn, a Non-Executive Director of the Company, will be appointed as a non-executive director and the Chairman Designate of Trinity Mirror plc with effect from 2 February 2018.   Nick will also serve on the Remuneration and Nomination Committees with effect from his appointment as non-executive director.

It is anticipated that Nick will become Chairman on 3 May 2018, at the end of Trinity Mirror plc Annual General Meeting, and will also take on the role of Nomination Committee chair from that date.

For further information:

Investor Relations
Douglas Radcliffe                                                                   +44 (0) 20 7356 1571
Group Investor Relations Director
douglas.radcliffe@finance.lloydsbanking.com

Group Corporate Affairs
Fiona Laffan                                                                            +44 (0) 20 7356 3522
Head of Corporate Media
Email: matt.smith@lloydsbanking.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc

 (Registrant)

By: Douglas Radcliffe

Name: Douglas Radcliffe

Title: Group Investor Relations Director

Date: 16 November 2017